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                 June 9, 2022

       David Vetter
       Chief Legal Officer
       TD SYNNEX CORP
       16202 Bay Vista Drive
       Clearwater, FL 33760

                                                        Re: TD SYNNEX CORP
                                                            Registration
Statement on Form S-4
                                                            Filed on June 1,
2022
                                                            File No. 333-265352

       Dear Mr. Vetter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services